KH 3/14

15049990

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 1A
PART III

SEC Mail Processing Section RECEIVED MAR 10 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE, (City) OREGON (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE (Address) SUITE 105 (City) KING CITY, OREGON (State) 97224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

OFFICIAL STAMP
BRITTANY DANIELLE WHITAKER
NOTARY PUBLIC - OREGON
COMMISSION NO. 929862
MY COMMISSION EXPIRES JUNE 26, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Securities Northwest
Investment Bankers • Stocks & Bonds

18824 SE Mildred St.
Milwaukie, OR 97267
(503) 723-4404

SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2015
WASH., D.C. 201 SECTION

Amended

FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2014 and 2013

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 105 71 | KING CITY, 72 | OREGON 73 | 97224 74

Number and Street | City | State | Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
First Securities Northwest, Inc.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of First Securities Northwest, Inc. as of December 31, 2014 and 2013, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on our audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Securities Northwest, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 52,143	$ 34,405
Receivables, inventory positions at clearing corporation	0	62,000
Deposits with clearing organizations	50,019	50,019
Furniture, equipment at cost - net of accumulated depreciation of $48,192 and $48,192 respectively	0	0
Prepaid expenses	9,771	8,903
Deferred tax benefit	88,247	88,247
TOTAL ASSETS	$200,180	$243,574

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Accounts payable and accrued liabilities	$ 5,822	$ 3,461
Payables, inventory positions at clearing corporation	0	0
TOTAL LIABILITIES	5,822	3,461
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	489,280	459,280
Retained earnings	(306,422)	(230,667)
Total stockholder's equity	194,358	240,113
	$200,180	$243,574

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Commissions	$ 59,859	$ 61,545
Net dealer inventory and investment gains (losses)	(11,530)	0
Sale of investment company shares	245	216
Interest	3	17
Total revenue	48,577	61,778
EXPENSES		
Employee compensation and taxes	59,192	59,307
Commissions and floor brokerage	7,480	7,082
Regulatory fees and assessments	11,301	11,031
Communications	4,646	1,843
Occupancy and equipment rents	8,400	8,400
Professional fees	10,625	7,950
Other expenses	22,688	25,619
Depreciation	0	0
Total expenses	124,332	121,232
INCOME (LOSS) BEFORE INCOME TAXES	(75,755)	(59,454)
INCOME TAXES	0	6,693
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	(75,755)	(52,761)
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	0	28,469
NET INCOME (LOSS)	($75,755)	($24,292)

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	1000	$11,500	$429,280	($206,375)	$234,405
Net income (loss) for the year				(24,292)	(24,292)
Paid-in capital for the year			30,000		30,000
Balance at December 31, 2013	1000	11,500	459,280	230,667	240,113
Net income (loss) for the year				(75,755)	(75,755)
Paid-in capital for the year			30,000		30,000
Balance at December 31, 2014	1000	$11,500	$489,280	($306,422)	$194,358

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	Years Ended December 31	
	2014	**2013**
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$ 48,577	$ 90,230
Cash paid to employees and suppliers	(60,692)	(132,135)
Interest received	3	17
Interest paid	0	(1,611)
Income taxes (paid) received	(150)	(150)
Net cash provided by operating activities	(12,262)	(43,649)
Cash flows from investing activities:		
Paid-In capital	30,000	30,000
Net cash used by investing activities	30,000	30,000
Net increase in cash and cash equivalents	17,738	(13,649)
Cash and cash equivalents at beginning of year	34,405	48,054
Cash and cash equivalents at end of year	$ 52,143	$ 34,405

Reconciliation of net income to net cash provided by operating activities:

Net income (loss)	($75,755)	($24,292)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	0	0
Change in assets and liabilities:		
Receivables and deposits withdrawals with clearing organizations	62,000	(12,016)
Deferred tax benefits, prepaid expenses	(868)	(6,693)
Accounts payable	2,361	(648)
Total adjustments	63,493	(19,357)
Net cash used in operating activities	($12,262)	($43,649)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 6, 2015, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Southwest Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax benefits are recognized for operating losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2011, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to 0 and $0 for calendar years ending December 31, 2014 and 2013 respectively.

NOTE B - LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $8,400 and $8,400 and for the calendar years ending 2014 and 2013 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2014.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net Capital" as those terms are defined by the rule. At December 31, 2014, the Company's net capital and required net capital, as defined, were $96,340 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .06 to 1.

NOTE E - INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$ 0	$ 0
Deferred benefit, (Expense)	0	(6,693)
	$ 0	(6,693)

The Company has a Federal net operating loss carryforward of $311,595 and a state loss of $417,912 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2018.

The Company adopted the provisions of FASB interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because the Company uses the cash method of accounting for tax purposes. The tax rates used to calculate the deferred tax benefit was 15% for federal and 6.6% for the state.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014 the Company's uninsured cash balance was $.00.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

I have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2014 and 2013 and have issued our report dated February 6, 2015, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2014 and 2013

	2014	**2013**
Stockholders' equity from statement of financial condition	$194,358	$240,113
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	194,358	240,113
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses & deferred tax benefit	(98,018)	(97,150)
Net Capital before haircuts	96,340	142,963
Haircut on other securities	0	25,756
Net Capital	$ 96,340	$117,207
Computation of net capital requirement		
Minimum net capital required	$ 388	$ 231
Minimum dollar net capital requirement	$ 5,000	$100,000
Excess net capital	$ 91,340	$ 17,207
Excess net capital at 1000%	$ 95,758	$116,861
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 5,822	$ 3,461
Total aggregate indebtedness	$ 5,822	$ 3,461
Ratio: Aggregate indebtedness to net capital	.06 to 1.	.024 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2014 and 2013

	2014	**2013**
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$ 94,992	$117,208
Adjustments		
Effect on net income for adjustments		
Rounding	(2)	(1)
Change in A/P	1,350	0
Net capital at December 31, as adjusted	$ 96,340	$117,207
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 7,171	$ 3,461
Rounding	1	0
Change in A/P	(1,350)	0
Total aggregate indebtedness as of December 31, as adjusted	$ 5,822	$ 3,461

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Securities Northwest, Inc.

In planning and performing our audit of the financial statements of First Securities Northwest, Inc. as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and the procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not

accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2015

Duane Liebswager, CPA P.C.
Certified Public Account

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Public Accountant's Review of the Exemption Report

I have examined First Securities Northwest, Inc.'s statements, included in the accompanying 2014 Exemption Report, (1)First Securities Northwest Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2)First Securities Northwest, Inc.'s internal control over compliance was effective as of December 31, 2014; (3)First Securities Northwest, Inc. was in compliance with 17 C.F.R.240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4)the information used to state that First Securities Northwest, Inc. was in compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) was derived from First Securities Northwest, Inc.'s books and records. First Securities Northwest, Inc.'s management is responsible for establishing and maintaining a system on internal control over compliance that has the objective of providing First Securities Northwest, Inc. with reasonable assurance that non-compliance with 17 C.F.R. 240.17a-13, that requires account statements to be sent to the customers of First Securities Northwest, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on First Securities Northwest, Inc.'s statements based on our examination.

I conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the examination to obtain reasonable assurance about whether First Securities Northwest, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; and the information use to assert compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from First Securities Northwest, Inc.'s books and records. My examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating First Securities Northwest, Inc.'s compliance with 17 C.F.R. 240.15c3-1 and240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from First Securities Northwest, Inc.'s books and records, and performing such other procedures as

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

In my opinion, First Securities Northwest, Inc.'s statements referred to above are fairly stated, in all material respects.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

February 6, 2015

First Securities Northwest

Investment Bankers • Stocks & Bonds

18824 SE Mildred St.
Milwaukie, OR 97267
(503) 723-4404

2014 Exemption Report

SEC Rule 15c3-3

First Securities Northest, during calendar year 2014 claimed an exemption to SEC Rule 15c3-3. First Securities Northwest met the following criteria, without exception, for the entie year 2014 under section (k) of the rule:

First Securities Northwest is not clearing firm. First Securities Northwest carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Southwest Securities Inc.

I Ccertify that the above statement is true and accurate to the best of my knowledge.

Ben Johnson

President/Principal